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Exhibit 2.1

                                 CALDERA CORPORATION
                              3156 East Old Mill Circle
                                      Suite 100
                              Salt Lake City, Utah 84121


                                    March 15, 1999


Ragula Bhaskar, President
Ragula Systems, Inc.
404 East 4500 South
Suite A-22
Salt Lake City, UT 84107

     Re: Proposed Exchange of capital shares of Caldera Corporation, a Florida corporation, ("Acquiror") for all of the outstanding shares of Ragula Systems, Inc., a Utah corporation, ("Acquiree").

Dear Mr. Bhaskar:

     This letter will confirm the recent discussions we have had with you relative to the proposed exchange of shares of the voting capital stock of Acquiror for all of the issued and outstanding voting capital stock of Acquiree which, among other things, would provide for the various matters set forth below:

     1. Acquiror would acquire all of the issued and outstanding voting capital stock of Acquiree from the shareholders of Acquiree in exchange for approximately 6,000,000 of restricted shares of the $.0025 par value common stock of Acquiror ("Acquiror Common Stock"), all of which would be delivered upon the closing of this transaction (the "Closing" or "Closing Date"), with the condition that the exchange would be made with no more than 35 non-accredited Acquiree shareholders and the transaction would not otherwise violate the provisions of the Securities Act of 1933, as amended, (the "Securities Act") or any applicable state securities laws. You would need to provide us with the names and addresses of the shareholders of Acquiree as soon as possible. It is anticipated that the Closing Date would be on or before July 1, 1999. This exchange is intended to qualify as a tax-free transaction under Section 351 and/or 368 of the Internal Revenue Code, and the shares of Acquiror received by the Acquiree shareholders are expected to be received on a tax-free basis. The shares to be issued by Acquiror would be "restricted securities" as defined in Rule 144 under the Securities Act. An appropriate legend would be placed on the certificates representing such shares, and stop transfer orders placed

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against them.  The specific form of the reorganization under Section 351 is expected to be a "stock-for-stock" reorganization; however, said form of reorganization shall be mutually determined by council for the parties hereto.

     2. It is contemplated that up to 2,000,000 shares of the Acquiror Common Stock would be offered and sold in a private offering pursuant to Rule 506 of Regulation D promulgated by the Securities and Exchange Commission (the "SEC") to "accredited investors" only to raise a minimum of $5,000,000 for working capital for the business of Acquiree. It may be a condition of such funding that the parties providing the funding may require representation on the Board of Directors of the Acquiror. Of the funds raised, $1,000,000 would be raised prior to, and loaned by the Acquiror to the Acquiree simultaneous with, the signing of the Definitive Agreement (as defined below) on or before April 1, 1999. The loan would not be due or payable unless and until the Definitive Agreement were abandoned or terminated without Closing, or if rescinded after Closing. If the Definitive Agreement were abandoned or terminated without Closing, the $1,000,000 previously loaned to Acquiree by Acquiror would be repayable in monthly installment payments over a period of 3 years commencing July 1, 1999, with interest at 2% above the prime rate from the date of abandonment or termination of the Definitive Agreement, or converted into common stock of the Acquiree at $2.50 per share, at the option of Acquiree. Of the remaining balance, $4,000,000 would be raised on or before Closing by July 1, 1999.
The furnishing of the $2,000,000 at Closing would be a condition of Closing. If for any reason the final $2,000,000 is not raised by July 1, 1999, Acquiree would have the option prior to July 10, 1999, to rescind the Definitive Agreement. If the Definitive Agreement were rescinded after Closing, the $2,000,000 previously furnished to Acquiree by Acquiror on or before July 1, 1999, would be repayable in monthly installment payments over a period of 3 years commencing January 1, 2000, with interest at 2% above the prime rate from July 1, 1999. Any such loans shall be secured by all of the assets of the Acquiree.

     3. There are currently 4,176,250 shares of Acquiror Common Stock outstanding. Prior to or at Closing the Acquiror intends to cancel outstanding shares so that there would be no more than approximately 2,000,000 shares of Acquiror Common Stock outstanding at Closing (excluding shares to be issued pursuant to Paragraph 2 above), of which current management would own approximately 1,000,000 and the public would own 1,000,000. Upon Closing, Acquiror would issue up to 6,000,000 restricted shares to the shareholders of Acquiree, and Acquiree would become a wholly-owned subsidiary of Acquiror.
After Closing (taking into account the maximum number of shares set aside for the issuance of the shares referred to in Paragraph 2 above and the cancellation of existing outstanding shares) the share ownership of Acquiror would be approximately as follows:

          Existing Shareholders of Acquiror        2,000,000      20%
          Existing Shareholders of Acquiree        6,000,000      60%
          Private Offering Shareholders            2,000,000      20%
                                                  ----------     ---
                                        TOTAL     10,000,000     100%
                                                  ----------
                                                  ----------


     4. The current officers and directors of Acquiror would submit their resignations as officers and directors effective on the Closing Date and the new officers and directors would be designated by the Acquiree. The appointment or election of such nominees would be subject to Rule 14f-1, or Regulation 14A or 14C, as applicable, promulgated by the SEC under the Securities Exchange Act of 1934 (the "Exchange Act").

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     5.   Prior to Closing the Acquiror would seek shareholder approval to change the name of the Acquiror to "Fat Pipe Inc.com," or such other name reasonably proposed by the Acquiree.

     6. Prior to Closing the Acquiror would authorize the granting of options to acquire up to 2,000,000 shares of the Acquiror by persons designated by the Acquiree to be granted only after July 11, 1999, or following the completion of the private offering set forth in Paragraph 2 above, whichever shall first occur.

     7. Each of the parties shall pay its own legal, accounting, and any other out-of-pocket expenses reasonably incurred in connection with this transaction. No party shall have any financial responsibility to the other party for any failure to complete this proposed transaction.

     8. Upon the signing of this Letter of Intent, Acquiror and Acquiree will provide to each other full access to their books and records (excluding proprietary information) and will furnish financial and operating data and such other information with respect to their business and assets as may reasonably be requested from time to time. If the proposed transaction is not consummated, all parties shall keep confidential any information (unless ascertainable from public filings or other public sources) obtained concerning the other's operations, assets, and business.

     9. Upon the execution by you and return to us of this Letter of Intent, our counsel will prepare an Agreement and Plan of Reorganization (the "Definitive Agreement") which would contain provisions in accord with this Letter of Intent together with such further appropriate terms and conditions as legal counsel and the parties may mutually determine. The Definitive Agreement would be subject, in all respects, to the approval of the respective Boards of Directors and Shareholders of Acquiror and Acquiree. It is anticipated that the Definitive Agreement would be executed on or before April 1, 1999.

     10. Upon execution of the Definitive Agreement by all of the parties thereto, current management of the Acquiror would place in escrow 1,000,000 shares owned by such persons, which shares would be held in escrow until July 11, 1999, or the abandonment of the Definitive Agreement, whichever would first occur. Upon the Closing all shares of the Acquiree to be transferred to the Acquiror, duly endorsed for transfer, and the shares of the Acquiror to be issued to such shareholders would be held in escrow until July 11, 1999, or the rescission of the Definitive Agreement, whichever would first occur. Notwithstanding the foregoing, if the funding set forth in Paragraph 2 above shall be completed in full prior to July 1, 1999, all shares held in escrow shall be immediately released.

     11. It is anticipated that this Letter of Intent, if executed by you, would expire and be superceded by the Definitive Agreement. It is also anticipated that if the Closing of this transaction is not completed on or before July 1, 1999, the Definitive Agreement, if executed, would terminate and the contemplated transactions would be deemed abandoned.

     12. Upon the execution by you and return to us of this Letter of Intent, Acquiror and Acquiree would take all necessary steps to call meetings of their respective shareholders, or otherwise obtain shareholder approval, on or before July 1, 1999.

     13. The Acquiree would be required to provide financial statements in accordance with the requirements of Form 8-K promulgated by the SEC on or before May 1,1999. The Acquiree would be required to provide additional financial statements prior to Closing to meet the requirements of Regulation 14A or 14C, as applicable.

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     14.  The Acquiror would be required prior to Closing to continue to file on a timely basis all periodic reports with the SEC under the Exchange Act.

     15. In connection with the dissemination of a proxy or information statement by Acquiror, Acquiree would be required to cooperate in providing and explaining certain corporate information with respect to the transaction contemplated herein, including: (a) a complete description of its business;
(b) background information for the proposed new directors and officers; (c) a list of names, addresses, and number of shares, warrants, and/or stock options owned as to each shareholder of Acquiree; and (d) such other information as shall be reasonably requested by counsel for Acquiror.

     16. At Closing, Acquiror would be required to be in good standing as a corporation under the laws of State of Florida, have filed all appropriate state and federal tax returns, and paid the taxes appropriate thereto, and not have total liabilities in excess of $3,000. Similarly, Acquiree would be required to be in good standing as a corporation under the laws of the State of Utah, and have filed all appropriate state and federal tax returns, and paid the taxes appropriate thereto.

     17. After Closing, Acquiror and Acquiree would reasonably assist the SEC counsel who is responsible for the preparation of any required SEC filings.

     18. No party hereto shall release any information regarding the transaction to the public or the media without prior review and consent of the other party hereto, except that the Acquiror is permitted to make such filings with the SEC as counsel for the Acquiror shall deem necessary to meet the filing requirements of the Exchange Act. Immediately upon execution of this Letter of Intent, the Acquiree and the Acquiror, together with respective counsel, shall draft a press release describing this Letter of Intent.

     19. The parties hereto hereby agree to conduct their business in accordance with the ordinary, usual and normal course of business heretofore conducted by the companies. Thus, there may be no material adverse changes in the business of any of the companies from the date hereof through the Closing of this transaction.

     20. This Letter of Intent may be executed simultaneously in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

     21. By execution of this Letter of Intent, both of the parties represent and warrant that the parties whose signatures appear below were duly authorized by the respective Boards of Directors for each company to execute and deliver this Letter of Intent.

     22. The parties agree that from the date of this Letter of Intent until the termination of this Letter of Intent or the termination of the Definitive Agreement, if executed, neither party shall negotiate or enter into a letter of intent or agreement with another person to consummate a transaction similar to the one set forth in this Letter of Intent.

     23. It is understood that the terms set forth in this Letter of Intent may not constitute all of the major terms which would be included in the Definitive Agreement, that the terms set forth herein are subject to further discussion and negotiation, and that while this Letter of Intent summarizes the various understandings

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which were reached between the parties, this letter is not intended to create or constitute a legally binding obligation between parties, except for the provisions of Paragraphs 7, 8, 18, and 22.

     If the foregoing accurately reflects our discussions, please execute and return to the undersigned at least one fully executed copy of this Letter of Intent. This Letter of Intent shall remain open for a period of five business days from the date hereof. If this letter is not executed and returned to Acquiror within such period, this Letter of Intent shall automatically expire.


ACQUIROR:                          Caldera Corporation

                                   By: /s/ Radd C. Berrett
                                       Radd C. Berrett, President

     ACCEPTED AND AGREED TO THIS 16th DAY OF MARCH 1999.


ACQUIREE:                          Ragula Systems, Inc.

                                   By: /s/ Ragula Bhaskar
                                       Ragula Bhaskar, President